August 31, 2007
VIA EDGAR AND FACSIMILE

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cerner Corporation
Form 10-K for Fiscal Year Ended December 30, 2006
Form 8-K Filed on February 1, 2007
Form 8-K Filed on April 19, 2007
Form 8-K Filed on July 24, 2007
File No. 000-15386
Dear Ms. Collins:
     By letter dated August 9, 2007 (“Staff Letter”), the Staff of the Securities and Exchange Commission (the “Commission”) submitted comments with respect to certain disclosures contained in the Annual Report on Form 10-K for the year ended December 30, 2006, the Current Report on Form 8-K filed on February 1, 2007, the Current Report on Form 8-K filed on April 19, 2007 and the Current Report on Form 8-K filed on July 24, 2007 of Cerner Corporation (the “Company”). On behalf of the Company, set forth below are the Company’s responses to those comments. For your convenience, the Company has repeated each of the comments set forth in the Staff Letter and followed each comment with its response.
1.	We note on page 4 that you are increasing your focus in the world markets including the Middle East. We also note on page 22 that revenue grew, in part, as a result of business in the Middle East. Please advise us of all the countries in the Middle East in which you operate and do business.
Company Response:
As of December 30, 2006, the Company’s Middle East operations included the countries of Saudi Arabia and United Arab Emirates. Management has targeted potential opportunities for its products and services in other Middle East countries including Bahrain, Kuwait, Qatar and Egypt. As of December 30, 2006, the Company’s revenues in this geographic area were a minor component of its total business comprising less than 1% of revenues in the fiscal year 2006.
2.	Tell us how you considered substantially revising your Results Overview to disclose management’s perspective on and analysis of your business. Your

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
August 31, 2007

current disclosures are a recitation of information available in the financial statements and do not provide management’s unique perspective on your business so as to enable investors to see the company through the eyes of management. In this regard, consider using an “Overview” section to provide an executive level overview of the Company that provides context for the remainder of the MD&A discussion. For example, identify the factors that your Company’s executives focus on in evaluating financial condition and operating performance. Consider addressing the material operations, risks and challenges facing your Company and how management is dealing with these issues. We refer you to Release 33-8350 on our website at www.sec.gov for guidance.
Company Response:
The Company’s Results Overview section was meant to be a concise summary of the key items management focuses on. The Company disclosed what it considers the five most important items to the readers of its financial statements. While management focuses on many things, from a financial perspective: revenue, earnings, and cash flows from operations are the Company’s key metrics. The Company believes that the use of percentages showing the change from year to year is clear and understandable. The Company also included new business bookings, one of its key operating metrics, which it believes is useful for investors as an indicator of future revenue, earnings and cash flow. Finally the Company discussed the overall market trends for its industry.
As the Results Overview section is a high level summary consistent with the SEC Release 33-8350, the Company did not repeat the various risks, challenges and opportunities which were disclosed in detail within Item 1 Business Overview section of the 2006 10K. The Business Overview section lays out management’s vision, strategy, and long term growth areas. This along with the Results Overview section taken as a whole provides readers clear information and management’s perspective of the Company and its future.
However, after further review of Release 33-8350, the Company will expand the disclosure in the Results Overview section in future filings to include additional factors that our Company’s executives focus on in evaluating the financial condition and operating performance of our Company and provide a summary of the key risks and challenges of our business. The Company will incorporate a discussion on any material impact that its new business models, services and solutions, both acquired and developed organically, are having on its top-line growth and results of operation. By way of an example, these new business models might include CareAware healthcare device architecture and devices, Healthe employer services, physician practices solutions, data opportunities, and solutions and services for the pharmaceutical market. The Company will also expand its discussion on the impact that new market penetration, especially in

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
August 31, 2007

global markets, is having on its top line growth. Finally, the Company will provide expanded discussion on our efforts to expand operating margins, including our focus on controlling research and development, sales, general and administrative spending, and expanding professional services margins through enhanced tools and methodologies (i.e. Bedrock and MethodM). These factors will provide the additional framework to which the Company will incorporate a more detailed analysis in our Results of Operations discussion, as discussed in the Company’s response to Comment #3 below.
3.	We note your discussion of the results of operations for each year presented and it does not appear to provide investors much insight into the business reasons for your operating results or financial metrics you use to evaluate your business. In this regard, we note that system sales growth in 2006 was driven by strong growth of software, hardware and subscriptions. Similarly, we note that increases in support, maintenance and service revenues were driven by strong performance in delivering Cerner Millennium solutions and the continued success of CernerWorks remote hosting services. Your disclosures, however, do not explain the reasons why revenues increased and they do not quantify the changes that new products, such as Cerner Millennium 2007 and Lights On Network, had on such revenues. Tell us how you considered providing quantification and qualification of the contribution these factors had on your increase in revenues over the periods presented including your consideration for discussing revenues by type of solution (e.g. Cerner Millennium, CernerWorks, etc.) that management uses to evaluate and manage your business. Additionally, tell us how you considered disclosing revenue attributable to new customers versus repeat customers. Refer to SEC Release 33-8350, Section to III.D of SEC Release 33-6835 and FRC 501.04 for guidance.
Company’s Response:
As part of the Company’s process for preparing its discussion of the results of its operations, the Company considers a number of items for disclosure, including, but not limited to, a discussion of material changes to items within the financial statements, as suggested in the SEC release 33-8350, 33-6835 and FRR 501.04. Quantitatively, the Company provides disclosures of dollar and percentage changes for each line item of its Consolidated Statement of Earnings. The Company also attempts to explain the qualitative factors that are the primary reasons for the changes. Because the Company’s business model involves multiple elements, the key drivers of the changes within the specific line items of its financial statements are not necessarily best explained by quantification of the changes of the individual revenue components within the line items. For example, although the various revenue components of systems sales changed by varying amounts and percentages, the key driver to the increase was increased contract

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
August 31, 2007

bookings in general, which encompasses all components of the systems sales. In other words, a key driver of the increase in system sales in 2006 was the overall strength of the healthcare information technology market and the growth trend in that market which the Company discussed in its Results Overview section. A similar concept can also be seen in the Company’s support, maintenance and services revenue line item. A primary driver to this line item lies in the Company’s success in selling additional software and hardware, or system sales. There is a direct link between the increased sales of software and hardware to the increase in support, maintenance and service revenues. Once a software solution is sold, the client generally employs us to provide professional services to help implement the software. Once the software is implemented, then support revenues begin. Hence the linkage between additional software sales and the related revenue items of support, maintenance and services.
The Company’s disclosures did not attempt to quantify the impacts to revenue by specific software solution, including new products, as management does not focus on individual software solutions in terms of driving the sales growth. Rather, the focus is on selling an integrated suite of nearly 60 different software solutions that span multiple venues of care. With respect to the staff’s specific questions on Cerner Millennium 2007 and the Lights on Network, the Company also did not provide specific disclosures for the impacts that this release and new service offering had on revenues because the impacts were immaterial. Cerner Millennium 2007 was a new software version released in November 2006. Since the release occurred late in the year, it had minimal affects on the Company’s 2006 revenues. In addition, this release, by itself, did not drive the overall revenue any more than other elements of the business because the Company’s standard software licenses are perpetual. The Lights on Network, as discussed in the Business Overview section, was introduced in 2006 as a new service offering and therefore did not have material revenues associated with it. The Company will consider, however, disclosing additional information on the amount of CernerWorks revenue in future filings. The Company also considered disclosing the amount of revenue from new versus existing customers, but in management’s opinion, this distinction is not a key metric in running the business, and management does not track these amounts.
However, in response to the Staff’s comments, the Company will enhance its disclosures in future filings by providing expanded disclosure as discussed in our response to Comment #2 above, with the Results Overview remaining at a high level (i.e. trends in total revenue and overall profitability), and the Results of Operations containing additional detail on the key contributors to growth in System Sales and Support, Maintenance and Services and a discussion of the key drivers of our spending. For example, such discussion may include additional information on material contributions from new solutions and services, more detail on the geographic segments that are key contributors to our results, and further discussion of the impact operational efficiency efforts are having on our spending and operating margins.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
August 31, 2007

4.	We note on page 17 of your Form 10-K and page 11 of your Form 10-Q for the quarterly period ended March 31, 2007 your use of a non-GAAP measure (i.e. adjusted net earnings) that excludes items such as stock compensation expense from the adoption of SFAS 123(R), an adjustment related to a prior period tax benefit, and in-process research and development. We also note similar measures in your Form 8-K’s filed February 1, 2007, April 19, 2007 and July 24, 2007. Please tell us how you have considered the guidance in Regulation G, Item 10 of Regulation S-K and the guidance set forth in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures in your periodic reports containing such non-GAAP measures:
•	a reconciliation of the differences between the non-GAAP financial measure disclosed to the most directly comparable financial measure calculated in accordance with GAAP;

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
Company’s Response:
Each of the items referenced above are considered when the Company presents non-GAAP measures in its financial statements, and the Company will expand its disclosures in future filings (see below) to more completely explain how it considers them. In general, the Company limits items it excludes for the purpose of arriving at adjusted net earnings to items that are unique in nature (i.e. write-off of acquired in-process research and prior period tax benefit) and that it does not expect to recur. The Company believes excluding these items provides meaningful information regarding the Company’s

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
August 31, 2007

operating results on a basis comparable with prior periods when the Company did not have such adjustments and future periods when the Company does not expect to have such adjustments. The only item the Company has adjusted for more than once is stock compensation expense related to the adoption of SFAS 123(R). The Company makes this adjustment because management uses earnings adjusted for options expense for incentive compensation targets, and, in 2006, the Company felt it was important to provide investors information on a basis comparable with periods before the Company’s adoption of FAS 123(R). The Company’s press releases furnished on Form 8-K have historically included a reconciliation of the Adjusted Net Earnings amount to the GAAP Net Earnings amount.
In future filings, the Company will enhance its disclosure relative to non-GAAP measures to be more responsive to Regulation G, Item 10 of S-K and the Frequently Asked Questions. Below is an example of the enhanced disclosure that the Company will include in future filings and press releases. This example uses adjusted net earnings from the Company’s Form 10-Q for the period ending March 31, 2007.
As filed in the Form 10-Q
The company’s net earnings increased 37% to $27,580,000 in the three-month period ended March 31, 2007 from $20,144,000 for the three-month period ended April 1, 2006. First quarter 2006 and 2007 net earnings include the impact of adopting SFAS No. 123R, which requires the expensing of stock options. The adoption of SFAS 123R reduced net earnings in the first quarter of 2007 and 2006 by $2,353,000, net of $1,458,000 tax benefit and $2,912,000, net of $1,803,000 tax benefit, respectively. Excluding the impact of adopting SFAS 123R, net earnings increased 30% in the first quarter of 2007 to $29,933,000 compared to $23,056,000 in the first quarter of 2006.
Proposed Expanded Language for Future Filings (beginning with last sentence of existing comment)
Excluding the impact of adopting SFAS 123R, Adjusted Net Earnings increased 30% in the first quarter of 2007 to $29,933,000 compared to $23,056,000 in the first quarter of 2006. Adjusted Net Earnings is not a recognized term under GAAP and should not be substituted for net earnings as a measure of the Company’s performance but instead should be utilized as a supplemental measure of financial performance in evaluating our business.
Following is a reconciliation of Adjusted Net Earnings and net earnings:

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
August 31, 2007

CERNER CORPORATION
ADJUSTED NET EARNINGS RECONCILATION TO GAAP NET EARNINGS1

	Three Months	Three Months
	Ended	Ended
(In thousands, except per share data)	March 31, 2007	April 1, 2006

Net Earnings	$27,580	20,144
Share-based compensation expense	3,811	4,715
Income tax benefit of share-based compensation	(1,458)	(1,803)

Adjusted net earnings (non-GAAP)	$29,933	23,056

Note 1
The presentation of adjusted net earnings, a Non-GAAP financial measure, is not meant to be considered in isolation, as a substitute for, or superior to, Generally Accepted Accounting Principles (GAAP) results and investors should be aware that non-GAAP measures have inherent limitations and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Adjusted Net earnings may also be different from similar non-GAAP financial measures used by other companies and may not be comparable to similarly titled captions of other companies due to potential inconsistencies in the method of calculation. Adjusted Net Earnings includes adjustments to net earnings that the Company considers unique, infrequent or excluded by management in its analysis of the performance of the Company and management. The Company uses Adjusted Net Earnings to supplement GAAP measures for considering strategic decisions, evaluating and assessing the company’s financial performance against plan and/or expectations, forecasting future results, and evaluating financial performance for management compensation purposes. The company believes that Adjusted Net Earnings is important to enable investors to better understand and evaluate its ongoing operating results and allows for greater transparency in the review of its overall financial, operational and economic performance.
5.	We note that amortization of software development costs are included in Software Development expenses in your Consolidated Statements of Operations as opposed to a cost of revenue. Tell us how you considered including the amortization of acquired technology as a cost of revenue. Refer by analogy to FASB Staff Implementation Guide, SFAS 86, Question 17.
Company’s Response:
The Company has considered FASB Staff Implementation Guide, SFAS 86, Question 17 which answer states “Since the amortization relates to a software product that is marketed to others, the expense would be charged to cost of sales or a similar expense category.” The Company believes its current classification of the amortization of capitalized software costs in a caption called “Software Development” meets the spirit of the guidance in Question 17 as a “similar expense category” for the following reasons:

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
August 31, 2007

•	The Company presents its results of operations in a single-step income statement format. Therefore, it does not report gross margins related to its products and, thus, each expense line item is a component of operating costs and expenses. The amount of the amortization expense included in the Software Development line item is disclosed in Note 1(e) in the notes to consolidated financial statements and, thus, a reader of the Company’s financial statements could easily consider the amortization of capitalization software costs in independently calculating gross margin on its products. The Company chose the caption of Software Development so as not to construe that the entire line item relates to amounts considered research and development.

•	A significant portion of the Company’s capitalized software development costs relate to development of product enhancements pursuant to SFAS No. 86. These product enhancements are provided to the Company’s customers who purchase maintenance and support contracts and are a significant driver of value of these maintenance contracts to its customers. Thus, the Company believes that some portion of the amortization expense should be attributed to the cost of support and maintenance as well as the cost of the product if classified as a cost of revenue. Accordingly, the Company believes its presentation with appropriate disclosure is preferable to an arbitrary allocation of these costs to the two costs of revenue line items.

•	To a lesser extent, because of the diversity in practice with respect to software companies who capitalize software development costs based on a detailed program design versus those who use the working model approach, and the amount of costs capitalized versus expensed as research and development, respectively, the Company believes its classification improves the comparability of its costs of revenues to those companies that use the working model approach under SFAS No. 86.
6.	We note from you disclosures in Note 1 that system sales revenues include fees from both product and services (i.e. licensing of computer software, installation, content subscriptions, transaction processing, sale of computer hardware and sublicensed software). We further note that the Company enters into (a) multiple- element arrangements that include both product and services for which the Company is able to establish fair value for each element and accordingly you account for each element separately; (b) arrangements that include both product and services, which are bundled as one due to lack of fair value for each of the undelivered elements; and (c) arrangements that include both product and services, which are accounted

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
August 31, 2007

for under SOP 81-1. Tell us where you classify the revenues from each of these arrangements in your statement of operations (system sales or support, maintenance and services). Where there is a lack of VSOE of fair value among the arrangement elements, SOP 97-2 prohibits separation of the total arrangement fee for recognition purposes. Absent a compelling argument under GAAP and Rule 5-03(b)1) of Regulation S-X that supports allocating the arrangement fee in the statement of operations, you should amend your presentation to include separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable because of the absence of VSOE for the undelivered elements. You should also include a footnote description to inform investors of the nature of the additional line item. Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.
Company’s Response:
The Company classifies revenues from multiple element arrangements in the statement of operations, for each of the categories requested, as follows:
(a) Multiple-element arrangements that include both product and services for which the Company is able to establish fair value for each element and accordingly each element is accounted for separately.

Support,
Maintenance and
Contract Element	System Sales	Services
License Software and Installation	X
Content Subscriptions	X
Transaction Processing	X
Hardware	X
Sublicense Software	X
Implementation		X
Consulting Services		X
Software Support		X
Equipment Maintenance		X
Sublicense Software Maintenance		X
Remote Hosting &.Managed Services		X
Note: This category of multiple-element arrangements represents the principle type of agreement between the Company and our clients.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
August 31, 2007

As discussed in Note 1(c) to our consolidated financial statements, in our typical arrangement for which we can separate the fee into separate units of accounting, we apply the residual method when allocating the fee to the elements. The residual amount of the fee, after allocating revenue based on the fair value of all undelivered elements, is attributed to the software, including the installation services deemed essential to the functionality of the software. The software and installation elements collectively are accounted for pursuant to SOP 81-1. The revenue attributed to the software/installation element is combined and classified as system sales in our Statement of Operation as the licensed software component is the predominant component and the installation period typically is short in duration and oftentimes is complete before the final contract with the client is executed.
(b) Arrangements that include both product and services, which are bundled as one and there is a lack of fair value for an undelivered element.
From time to time we have entered into agreements that provide short-term, time-based licenses and PCS that cannot be separated from the term license. The entire amounts have been classified as system sales and have historically been de minimus.
(c) Arrangements that include both product and services, which are accounted for under SOP 81-1.
See (a) above for the discussion of the license/installation component accounted for pursuant to SOP 81-1.
As disclosed in Note 1(c), in the UK the Company has arrangements contracted with third parties to customize software and provide implementation and support services under long term arrangements. Because the arrangements require customization and development of software, and fair value for the support services does not exist, the entire arrangements are being accounted for as a single unit of accounting under SOP 81-1. The Company believes it is reasonably assured that no loss will be incurred under the arrangements and, therefore, we are recognizing revenue using the zero margin approach of applying percentage-of-completion accounting until the software customization and development services are completed. Accordingly, the revenue recognized to date has been equal to the costs incurred. The Company has classified the revenue for these arrangements in the statement of operations consistent with the allocation of costs incurred. That is, system sales revenue is recognized to the extent that software customization/development expenses are incurred and support, maintenance and services revenue is recognized to the extent that implementation and support services costs are incurred. Although the revenues recognized to date have not been significant, the Company believes that classifying the revenue based on the nature of the expenses incurred represents a rational and systematic method for allocating the arrangement

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
August 31, 2007

revenues. The Company classified revenues in the statement of operations for these arrangements as follows:

	2006	2005
System Sales
License Sales	14,024,000	3,755,000

Subtotal	14,024,000	3,755,000

Support, Maintenance and Services
Implementation Services	51,830,000	9,900,000
Support	3,146,000	525,000

Subtotal	54,976,000	10,425,000

Total	69,000,000	14,180,000

We have not considered any other allocation alternatives.
7.	We note in your disclosure on page 53 where you indicate that the fair value of each stock option award is estimated on the date of grant using a lattice option- pricing model for 2006 and the Black-Scholes option-pricing model for 2005 and 2004. Please tell us the reasons for changing your valuation model for determining the fair value of stock options and how you considered Question 3 to SAB 107 to include disclosures in the financial statement footnotes regarding the basis for the change in technique or model.
Company’s Response:
The Company changed its valuation model from the Black-Scholes option-pricing model to the Lattice Pricing model because it believed the Lattice model provides greater flexibility and better considers the substantive characteristics of employee share option instruments resulting in a better estimate of fair value. In the Company’s 2007 10-K, the Company will include this disclosure in the footnotes that explains the basis for the change in valuation models.
*          *          *          *          *          *
In connection with these responses, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
August 31, 2007

•	That staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company appreciates the staff’s efforts in assisting the Company in its compliance with applicable disclosure requirements and enhancing the overall disclosure in its filings with the Commission. If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (816) 201-1989.

Sincerely,
/s/ Marc G. Naughton
Marc G. Naughton, Senior Vice President
and Chief Financial Officer